SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

for the period ended 16 August, 2018

BP p.l.c.
(Translation of registrant's name into English)

1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F |X| Form 40-F
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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934.

Yes No |X|
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16 August 2018

BP p.l.c.
Second quarter interim dividend for 2018
Scrip Dividend Programme

On 26 July 2018, the Directors of BP p.l.c. announced that the interim dividend for the second quarter 2018 would be US$0.1025 per ordinary share (US$0.615 per ADS) (see RNS Number: 9448V). This interim dividend is to be paid on 21 September 2018 to shareholders on the share register on 10 August 2018. The dividend is payable in cash in sterling to holders of ordinary shares and in US dollars to holders of ADSs. A scrip dividend alternative will be made available for this dividend allowing shareholders to elect to receive their dividend in the form of new ordinary shares and ADS holders in the form of new ADSs.

The 'Reference Share Price' for the issue of new ordinary shares under the scrip dividend alternative is:

US$7.099 for each new ordinary share.

For holders of ordinary shares this is equivalent to 1 new share for approximately every 69.259 shares held prior to the ex-dividend date of 9 August 2018.

The Reference Share Price is the average of the US dollar equivalent of the closing mid price quotation for a BP ordinary share on the London Stock Exchange Daily Official List for the five consecutive dealing days beginning on the ex-dividend date of 9 August 2018. The US dollar equivalent price each day is calculated from the sterling closing mid price using an exchange rate published in the London Stock Exchange Daily Official List.

The 'Reference ADS Price' for the issue of new ADSs under the scrip dividend alternative is:

US$42.644 for each new ADS.

For holders of ADSs this is equivalent to 1 new ADS for
approximately every 69.340 ADSs held prior to the ex-dividend date of 9 August 2018.

The Reference ADS Price is calculated by multiplying the Reference Share Price by six (as there are six ordinary shares underlying each ADS) and adjusting for the fee payable to the Depositary under the ADS Deposit Agreement (US$0.05 per ADS). Prior to the 2012 first quarter dividend payment stamp duty reserve tax ("SDRT") of 1.5% was deducted from this calculation, but following a tax tribunal decision in 2012, HM Revenue & Customs will no longer seek to impose 1.5% SDRT on issues of UK shares and securities to non-EU clearance services and depositary receipt systems.

Dividends payable in cash in sterling on 21 September 2018 will be converted from US dollars at the average of the market exchange rates for the four dealing days from 5 to 10 September 2018. The sterling cash dividend will be announced to the London Stock Exchange on 11 September 2018.

The latest date for receipt of elections to participate in the Scrip Dividend Programme for this interim dividend is 4 September 2018. Shareholders must return their mandate form or otherwise input their CREST elections, to be received by BP's Registrar, Link, by 5.00 pm (London time) on 4 September 2018, and ADS holders must return their election form to the Depositary, JPMorgan Chase Bank N.A., by 5.00 pm (New York time) on that date. Elections received after this deadline will apply to subsequent dividends only. Unless revoked by you, your scrip dividend election will apply for all future dividends for which a scrip dividend is offered.  Evergreen elections for CREST shareholders will not be accepted and elections will revert to cash by default after the payment of each dividend.

Details of the second quarter 2018 dividend and timetable are available at www.bp.com/dividends and details of the Scrip Dividend Programme are available at www.bp.com/scrip.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated: 16 August 2018
/s/ D. J. JACKSON
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D. J. JACKSON
Company Secretary